

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 25, 2008

Mr. Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re:** **Yanzhou Coal Mining Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 26, 2008**
> **File No. 001-14714**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements

Notes to the Consolidated Financial Statements, page F-9

1. We note your disclosure under Operating Results on page 44, stating that in 2007 there was a "…change in accounting practice to charging retirement insurance and wage surcharge as a cost of sales and service provided, which was previously recorded under selling, general and administrative expenses…." You also indicate that the charge offset the increase in selling, general and administrative

expenses otherwise observed.   Tell us the reason for your accounting change, and for limiting the change to the current period. Please submit the disclosure that you believe would satisfy the requirements in IAS 8 paragraph 49, and IAS 1 paragraph 42, as appropriate. It should be clear why you have not adjusted prior periods.

Note 4 - Significant Accounting Policies, page F-11

2.   Please expand your disclosure to discuss your accounting policy for joint ventures and identify the investments that you include in this category.

Note 9 - Selling, General and Administrative Expenses, page F-26

3.   We note that the "Others" category represents more than 30% of your total selling, general and administrative expenses in 2007, 2006 and 2005. Please expand your disclosure to describe the nature of expenses included and your reasons for grouping them in this category.

4.   We note your disclosure under Operating Results on page 44 that the increase in selling, general and administrative expenses in 2007 was partly attributable to "…expenses for coal pillars and other mine structure and provisions for price adjustment funds that is levied on commodity manufacturers to stabilize commodity prices…." Tell us your reason for presenting expenses related to coal pillars and other mine structure as selling, general and administrative expenses rather than as cost of goods sold, and your reason for not recording provisions for price adjustment funds against revenue. Please describe price adjustment mechanism sufficient to understand how it relates to your customers and the amounts remitted to you as payment. Explain how this presentation is consistent with the guidance in IAS 1 paragraph 103 and what additional disclosures may be required to comply with the guidance in IAS 1 paragraph 104.

Item 15 – Controls and Procedures, page 95

5.   Please revise to describe in greater detail the events surrounding the determination of the material weakness in your internal control over financial reporting, including the nature of the "non-routine accounting and financial reporting matters" that were involved.

6.   You state that "Except for the actions described above, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." If the changes you describe materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, revise to

so state explicitly. Also state when the changes took place. Lastly, clarify how the changes that were made relate to the specific accounting and financial reporting matters that were involved. For example, you note that one of the changes you made was "enhancing our inventory control over coal materials purchased from third parties, standardizing inventory audit procedures and providing incentives for implementation of these remedial measures." Explain whether these inventory matters were implicated in your determination of a material weakness.

Exhibits 12.1 and 12.2 – Section 302 Certifications

7.   We note that in each of these certifications, you have substituted the word "registrant" for the word "company" in multiple places. Please revise in future filings to use the word "company," as provided in the forms of certifications that are set forth in Form 20-F.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551- 3237, Timothy Levenberg at (202) 551-3707 or me at (202) 551- 3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director